Exhibit 99.8

COM

LIONEL SAWYER & COLLINS

Charles H. McCrea, Jr. (SBN #104)

cmccrea@lionelsawyer.com

Lynda S. Mabry (SBN #106)

lmabry@lionelsawyer.com

1700 Bank of America Plaza

300 South Fourth Street

Las Vegas, Nevada 89101

Tel.                            (702) 383-8888

Fax                           (702) 383-8845

Attorneys for Plaintiffs

DISTRICT COURT

CLARK COUNTY, NEVADA

Z CAPITAL PARTNERS, L.L.C., a Delaware limited liability company; Z CAPITAL SPECIAL SITUATIONS FUND HOLDINGS I, L.L.C., a Delaware limited liability company; Z CAPITAL SPECIAL SITUATIONS FUND HOLDINGS II, L.L.C., a Delaware limited liability company, Z CAPITAL HG, L.L.C., a Delaware limited liability company; Z CAPITAL HG-C, L.L.C., a Delaware limited liability company;

Plaintiffs,

vs.

DON R. KORNSTEIN, an individual; THOMAS M. BENNINGER, an individual; SCOTT D. HENRY, an individual; MICHAEL RUMBOLZ, an individual; DAVID D. ROSS, an individual;

Defendants.

-and-

AFFINITY GAMING, a Nevada limited liability company,

Nominal Party.

CASE NO.:

DEPT. NO.:

VERIFIED COMPLAINT

[ARBITRATION EXEMPTION CLAIMED (COMPLAINT SEEKS EQUITABLE RELIEF)]

[BUSINESS COURT REQUESTED (INVOLVES MATTERS IN WHICH PRIMARY ISSUES ARE BASED ON, OR WILL REQUIRE DECISION UNDER, NRS CHAPTER 78)]

Plaintiffs Z CAPITAL PARTNERS, L.L.C., Z CAPITAL SPECIAL SITUATIONS HOLDINGS I, L.L.C., Z CAPITAL SPECIAL SITUATIONS HOLDINGS II, L.L.C., Z CAPITAL HG, L.L.C. and Z CAPITAL HG-C, L.L.C. (collectively “Z Capital” or “Plaintiffs”), individually as well as derivatively on behalf of Affinity Gaming, by their undersigned attorneys, file this Verified Complaint against Defendants DON R. KORNSTEIN (“Kornstein”), THOMAS M. BENNINGER (“Benninger”), SCOTT D. HENRY (“Henry”), MICHAEL RUMBOLZ (“Rumbolz”) and DAVID D. ROSS (“Ross”); (Kornstein,  Benninger, Henry, Rumbolz and Ross, are referred to collectively as the “Directors” or the “Director Defendants”) and nominal defendant AFFINITY GAMING (together with its predecessors “Affinity” or the “Company”), and respectfully allege as follows:

PRELIMINARY STATEMENT

1.                        Plaintiffs bring this action to restore the contractually guaranteed economic and governance rights of Affinity’s equity owners — rights that were recently and wrongfully taken away by the Company’s unelected Director Defendants.  Affinity, formerly known as Herbst Gaming, emerged from Chapter 11 bankruptcy reorganization in 2010.  It owns and operates casinos in Nevada and three other states. Plaintiffs, Z Capital and its affiliates — long time Affinity investors — are the Company’s single largest shareholder, currently holding 30.509 percent of Affinity’s outstanding equity (referred to as “common shares,” and with equity holders referred to as “shareholders,” solely for purposes of this Complaint).  Z Capital has invested more than $72 million in Affinity based on rights it bargained for and was guaranteed as an investor in the Company that Defendants have no right to take away.

2.                        In late December 2012, the Director Defendants implemented a plan to entrench and enrich themselves at shareholder expense by converting Affinity from a Nevada limited liability company to a Nevada corporation through a set of changes that breached their fiduciary duty and violated Plaintiffs’ clear contractual rights.  In 2010, Affinity emerged from bankruptcy as a limited liability company pursuant to an Operating Agreement (the “Operating Agreement”) that was carefully negotiated by Z Capital and Affinity’s other owners to define and protect their interests in the Company.  When the Operating Agreement was entered into, Z Capital and the Company’s other owners agreed that Affinity could eventually be converted from an LLC to a corporation, but provided a simple and strict requirement for any such conversion.  The Operating Agreement permits a conversion from LLC to corporation but only on one key condition — that shareholders in the corporation have “substantially equivalent…economic interest, governance, priority and other rights and privileges” as they had as equity owners of the limited liability company.  Professing fidelity to that obligation when seeking regulatory approval for the conversion in December 2012, Affinity described the change to the Nevada Gaming Control Board as “akin to a name change” and nothing more. But in fact, that is not true:  the announced conversion strips away fundamental economic and governance rights embodied in the Operating Agreement that the Defendants were obligated to preserve.  These changes were made at the moment Z Capital, as Affinity’s largest shareholder was coming into a position to challenge the unelected Director Defendants’ self-serving and autocratic rule of the Company.  These changes, made without any approval from Affinity’s shareholders, who have invested large sums of capital in reliance on the sanctity of the rights and promises embodied in the Operating Agreement, have allowed the unelected Director Defendants to hijack the Company and turn it into a fiefdom for their own personal benefit, seriously harming Z Capital and others in the process.

3.                        For example, in violation of the Operating Agreement, Affinity’s newly minted Articles of Incorporation grant the Director Defendants absolution from honoring a basic fiduciary obligation, permitting them to divert corporate opportunities from the Company to themselves and enrich themselves at the shareholders’ expense.  Similarly, the Defendants have entrenched and insulated themselves by stripping equity holders, including Plaintiffs, of such fundamental, and contractually guaranteed rights as the right to:  call a shareholder meeting; control whether to approve additional classes of securities; inspect the books and records of the Company; and vote on highly material actions undertaken by the Company.

4.                        The most dramatic and immediate harm to Plaintiffs comes from the power the Director Defendants have bestowed on themselves to issue a new class of preferred stock, permitting a dramatic dilution of Z Capitals’ equity and voting rights.  That newly created power — which violates at least two explicit protections in the Operating Agreement that Defendants were duty-bound to preserve, including the requirement for approval by a majority of equity owners — was immediately exercised by the Defendants to create a “poison pill”.  The poison pill would permit the reduction in the value of Z Capital’s shares and voting rights by almost 85%, and block Z Capital’s right to freely buy and sell the shares they own.  These draconian penalties would take effect if Z Capital bought a single additional share, or merely agreed to cooperate with other owners seeking to influence the Company’s direction and control.

5.                        To create their poison pill, the Director Defendants unlawfully eliminated two key voting provisions in the Operating Agreement (sections 7.6 and 12.1) that (a) protect parity among Affinity equity owners when more than 20% additional equity is issued, and (b) protect the interests of Members (now shareholders) who may be “disproportionately adversely affected” by amendments to the Company’s governance documents permitting the issuance of additional equity.  Under the Operating Agreement, no such issuance could occur without parity, and no such amendment could occur without the express consent of the Member — like Z Capital — being disproportionately adversely affected.

6.                        In direct violation of Section 7.15 of the Operating Agreement, the Defendant Directors brushed aside these vital and contractually guaranteed protections and altered

Affinity’s governance documents to (a) permit themselves to issue more than 20% additional equity without preserving parity for shareholders like Z Capital, and (b) to issue additional equity in a manner that disproportionately adversely affects Z Capital, without its prior consent.  In breach of contract and their fiduciary duties, the Director Defendants immediately exercised their improper new power, issuing that equity and using it in their poison pill, with dramatic and disproportionate adverse effect on Z Capital.  The effect of these wrongful acts is to eliminate parity and wipe out the right of Z Capital to acquire additional shares on pain of having its shareholdings, and its shareholdings alone, drastically diluted.  Were Z Capital to buy a single additional share, that purchase would trigger the poison pill’s deployment of the newly issued equity, slashing the value of Z Capital’s shares and its voting rights by almost 85%.  Similarly, this change has the effect of precluding Z Capital (or another 15% holder) from selling its shares as a block.  Moreover, the poison pill provides that if Z Capital were to simply agree to cooperate with any other shareholder to try to influence or change the Director Defendants’ wrongful control over the Company, Z Capital would have its equity interest and voting rights slashed by some 85%.  Contrary to the protections that Z Capital has a contractual right to, that the Director Defendants were duty-bound to preserve, no consent to these dramatic and draconian changes was ever sought from, nor given by, Z Capital, which is now suffering precisely the type of “disproportionate adverse” effect it was explicitly protected from under the Operating Agreement.

7.                        The fact that wrongful changes economically favoring the Director Defendants were coupled with wrongful changes disenfranchising Plaintiffs and other shareholders is no accident.  The Director Defendants knew full well that, faced with the economic changes they had wrought, Plaintiffs would be vigilant in exercising their rights.  The Director Defendants — who have never held a single shareholder meeting or put a single action to a shareholder vote since taking power in 2010 — have not forgotten that Plaintiffs publicly questioned a self-dealing transaction in which Affinity’s board chairman received hundreds of thousands of dollars from the Company as an investment banking fee.  Indeed, the Plaintiffs were prescient in characterizing that transaction as “the tip of the iceberg” when explaining their concerns about this earlier self-dealing to the Nevada Gaming Commission in late December 2012.  Just hours after Plaintiffs reiterated that concern, Defendants abused their power as unelected directors and filed their offending Articles and Bylaws purportedly allowing for self-dealing, robbing 10% holders of the right to call a special meeting, and making other improper changes.  Within a day, Defendants filed their poison pill.

8.                        Unlike Plaintiffs and Affinity’s other long-time investors, the unelected Director Defendants have no material investment stake in the Company, holding only the shares and compensation they have awarded to themselves. Through their recent improper actions, they have taken steps to entrench themselves and further enrich themselves without regard to the economic interests of the Company and its shareholders, all while stripping away the basic, valuable and bargained-for rights the Defendants were duty-bound to preserve — both contractually and as fiduciaries.

9.                        Before Defendants inflict further damage on the Company, its shareholders, and other constituencies (including its employees, customers and the states and communities where it operates), it is essential that the shareholders’ rights be fully restored.  Either (a) the Operating Agreement’s requirements must be satisfied and the Articles and Bylaws immediately modified to conform to its dictates, with the attendant elimination of the wrongfully created “poison pill,” or (b) the corporate conversion is null and void and Affinity Gaming LLC must be restored forthwith.  Z Capital seeks declaratory judgment and injunctive relief to restore its rights, and damages to compensate it for the injury it has already sustained and continues to sustain as a result of Defendants’ misconduct.

10.                 The Defendants have impaired Z Capital’s rights, and every day that this impairment continues, Z Capital is precluded from pursuing valuable economic opportunities with respect to its ownership of Affinity shares.  By altering Affinity’s governance documents, wrongfully authorizing new preferred equity, and creating the poison pill, the Director Defendants have prevented Z Capital from buying more shares, or selling its shares as a block.  In fact, if Z Capital were to exercise its basic First Amendment and shareholder rights and simply engage other shareholders in a conversation that the Director Defendants, in their discretion, construed as constituting an “agreement, arrangement or understanding, whether or not in writing, to cooperate in obtaining, changing or influencing the control of the Company,” those mere discussions would trigger the pill and its draconian impact on Z Capital.  (See Rights Agreement at Section 1.3.3)  Given the difficulty of quantifying the dollar impact of the wrongful steps the Defendants have taken, and given that Z Capital is at peril of seeing its holdings instantly shrink by almost 85% if the Defendants merely perceive that Z Capital is conducting even preliminary discussions about “influencing the control of the Company,” it is particularly imperative that the pill be declared invalid immediately and that the Defendants be enjoined from seeking to give it force and effect.

PARTIES

11.                 Plaintiff  Z CAPITAL PARTNERS, L.L.C. is a Delaware limited liability company. Z Capital Partners and its affiliates act as fiduciaries for the investors, including public and private pension funds, insurance companies, college endowments and others, who have invested in Affinity through Z Capital and its affiliates.  Z Capital is a Registered Investment Adviser, registered with and subject to regulation by the U.S. Securities and Exchange Commission. Z Capital Partners and its managing member, James J. Zenni, Jr., have been licensed or approved, as appropriate, by the gaming boards and commissions that regulate gaming in Nevada and the other three states in which Affinity operates casinos, Missouri, Iowa and Colorado.

12.                 Plaintiff Z CAPITAL SPECIAL SITUATIONS FUND HOLDINGS I, L.L.C. is a Delaware limited liability company.  It is the entity through which two Delaware limited partnerships that are affiliated with Z Capital Partners, Z Capital Special Situations Fund, L.P. and Z Capital Special Situations Fund-A, L.P., have invested in Affinity.  The investors in those two funds are principally institutions, including pension funds and university endowments.

13.                 Plaintiff Z CAPITAL SPECIAL SITUATIONS FUND HOLDINGS II, L.L.C. is a Delaware limited liability company.  It is the entity through which two additional Delaware limited partnerships that are affiliated with Z Capital Partners, Z Capital Special Situations Fund-II, L.P. and Z Capital Special Situations Fund II-A, L.P., have invested in Affinity.  The investors in those two funds are principally institutions, including pension funds and university endowments.

14.                 Plaintiff Z CAPITAL HG, L.L.C. is a Delaware limited liability company.  It is managed by entities affiliated with Z Capital Partners, and its sole member is a fund of funds institutional investor.  Its sole investment is in Affinity.

15.                 Plaintiff Z CAPITAL HG-C, L.L.C. is a Delaware limited liability company.  It is managed by entities affiliated with Z Capital Partners, and its sole member is an international insurance company.  Its sole investment is in Affinity.

16.                 Plaintiffs are collectively the owners of 6,171,017.40 common shares of Defendant Affinity, representing 30.509% of its issued and outstanding common shares.  By virtue of these holdings Z Capital is Affinity’s largest shareholder.  Plaintiffs have a long-standing investment history with Affinity, first as holders of its bank notes and as equity holders since the Company exited bankruptcy in 2010.  Z Capital, its President, Mr. Zenni, and its CFO, have all undergone extensive, in-depth scrutiny and been approved or licensed by all of the gaming regulators in each of the four states in which Affinity operates.

17.                 Affinity, a nominal defendant, is at present a Nevada corporation and is the purported successor to Affinity Gaming, LLC through Articles of Conversion filed with the Nevada Secretary of State on or about December 20, 2012.  Affinity has a principal place of business in Clark County, Nevada.

18.                 Defendant Kornstein is an unelected Director and Chairman of the Board of Directors of Affinity and has served in the same capacity with Affinity since on or about December 31, 2010.  In 2012, the Company’s Proxy Statement revealed that Kornstein received an extraordinary payment of $300,000 from Affinity in 2011 reportedly for his role in certain purchase and sale agreements, bringing his total compensation from the Company for that year to $554,504.  Although the Company has not yet disclosed the full extent of Kornstein’s compensation for 2012, it has reported on his behalf that on December 27, 2012 he acquired 10,331 shares of Affinity common stock (worth approximately $123,972) for free.  Thus, once again, this former investment banker is using the Company for his own profit.

19.                 Defendant Benninger is an unelected Director of Affinity and has served in the same capacity with Affinity since on or about December 31, 2010. Although the Company has not yet disclosed the full extent of Benninger’s compensation for 2012, it has reported on his behalf that on December 27, 2012 he acquired 8,265 shares of Affinity common stock (worth approximately $99,180) for free.  A company owned and controlled by Benninger, also a former investment banker, is currently financing the acquisition of a number of casinos owned by Affinity in Reno by a company recently formed by a former officer of Affinity.  On information and belief, through his company Benninger will receive warrants in that recently formed company and will sit on its board.  This apparent conflict of interest is precisely the type of self-dealing the new Articles would give the Director Defendants carte blanche to enjoy.

20.                 Defendant Henry is an unelected Director of Affinity and has served in the same capacity with Affinity since on or about December 31, 2010. Although the Company has not yet disclosed the full extent of Henry’s compensation for 2012, it has reported on his behalf that on December 27, 2012 he acquired 8,265 shares of Affinity common stock (worth approximately $99,180) for free.  Henry is also a former investment banker, and upon information and belief, in May 2012, an investment bank, at which his brother is a Vice Chairman, was given a lucrative role in underwriting a debt offering by Affinity.

21.                 Defendant Rumbolz is an unelected Director of Affinity and has served in the same capacity with Affinity since on or about December 31, 2010. Although the Company has not yet disclosed the full extent of Rumbolz’s compensation for 2012, it has reported on his behalf that on December 27, 2012 he acquired 8,265 shares of Affinity common stock (worth approximately $99,180) for free.

22.                 Defendant Ross is an unelected Director and the Chief Executive Officer of Affinity and has served in those capacities with Affinity since on or about January 7, 2011.

JURISDICTION AND VENUE

23.                 This Court has jurisdiction over this action pursuant to Nevada Constitution, Article 6, § 6.

24.                 Venue is proper in this Court pursuant to NRS 13.040.

FACTUAL BACKGROUND

25.                 Affinity, formerly Affinity Gaming, LLC, and known before that as Herbst Gaming, LLC, is the post-bankruptcy successor to Herbst Gaming, Inc., and its affiliates.  Affinity operates predominantly as a diversified casino gaming company.  It owns and operates casinos in Nevada, Missouri, Iowa and Colorado.  In Clark County, Nevada, Affinity owns and operates Terrible’s Hotel & Casino in Las Vegas, Terrible’s Casino & Bowl in Henderson, and Primm Valley Resort & Casino, Buffalo Bill’s Hotel & Casino and Whiskey Pete’s Hotel & Casino all in Primm.

26.          On March 22, 2009, Affinity’s predecessor, Herbst Gaming, Inc., was insolvent and sought protection in the United States Bankruptcy Court for the District of Nevada (the “Bankruptcy Court”).  As a part of the bankruptcy process, the holders of Herbst Gaming, Inc.’s senior secured debt agreed to let it become a Nevada limited liability company, Herbst Gaming, LLC, and accepted equity ownership in that newly formed LLC in partial satisfaction of their claims.  Among the Herbst debt holders who became owners of equity units in Herbst Gaming, LLC were two Z Capital entities, Z Capital Special Situations Fund, LP and Z Capital HG Holdings, L.P.  The rights of Z Capital and the other owners of Herbst Gaming LLC were carefully negotiated and set forth in detail in an Operating Agreement governing the LLC.  The Operating Agreement, effective December 31, 2010, was approved by the Bankruptcy Court and Herbst’s creditors in the Chapter 11 proceeding. The Operating Agreement remained unchanged and in full force and effect when Herbst Gaming LLC changed its name to Affinity Gaming LLC on May 20, 2011.  A true and correct copy of the Operating Agreement is attached as Exhibit 1.

27.          Plaintiff Z Capital Special Situations Fund, L.P. and Z Capital HG Holdings, L.P., the predecessor to Plaintiff Z Capital Special Situations Holdings I, L.L.C., were parties to the Operating Agreement and are identified in that agreement as Members, then holding 115,726.10 Common Units in the Company.

28.          Following the Company’s emergence from bankruptcy in 2010, a number of debt holders that had received equity units in the bankruptcy concluded that they did not wish to continue owning that equity.  Z Capital, which is a private equity firm that manages long term institutional funds, has the capacity to own both debt and equity, viewed the Company as a strong and viable player in the locals casino market, with an outstanding management team and significant potential to grow and strengthen its business even further.  As a result, when other owners wanted to sell their equity units, Z Capital acquired additional shares, eventually becoming the Company’s largest shareholder.  Through a series of purchases, which were presented to and vetted by gaming regulators in all four states in which Affinity operates and duly reported in filings with the U.S. Securities and Exchange Commission, Plaintiffs’ holdings in the Company grew to the present 30.509%.  Unlike the Director Defendants, who have never made a visible investment in Affinity, Plaintiffs have invested over $72 Million in the Company.

29.          The Operating Agreement, which was carefully and actively negotiated at the conclusion of the bankruptcy, provides that the Company shall be managed by a board of directors who were chosen by a committee of bankruptcy creditors solely to serve as the Company’s initial directors. These Directors — now the entrenched Defendants —  were to see the Company through its exit from bankruptcy and provide a transitional Board for the new LLC.  No one agreed to empower them to change the fundamentals of Affinity’s carefully negotiated governance or to entrench and enrich themselves. Simply put, the Director Defendants have abused their position and are, in effect, hijacking the Company at the expense of the shareholders.

30.          The Operating Agreement, which expressly provides for the election of directors by the Members, also provides for annual meetings of the Members (sometimes referred to as “Unitholders”) and clearly contemplates annual elections.  Despite that provision, at no time, including since the effective date of the Operating Agreement (December 31, 2010), has the Company ever held an annual meeting for the purpose of electing directors or for any other purpose.  Indeed, while the unelected Director Defendants scheduled a meeting of Members for

May 11, 2012, they cancelled that meeting.  The announced reason for that cancellation was to permit the Directors to consider matters to be presented to the Members, but in fact the Directors never held the meeting, never gave Members any opportunity to vote, and instead, on December 20 and 21, 2012, took the wrongful steps that have necessitated this lawsuit.  Specifically:

(a)           On April 17, 2012, the Company formally noticed an annual meeting for the express purpose of, among others, “elect[ing] five directors to [the Company’s] Board of Directors to serve until the 2013 Annual Meeting of Unitholders.”  The annual meeting was scheduled to be held on May 11, 2012.  A true and correct copy of the Schedule 14A filed with the United States Securities and Exchange Commission (“SEC”) noticing the annual meeting is attached as Exhibit 2.

(b)           Thirteen days later, on April 30, 2012, the Company issued a press release announcing the indefinite postponement of the annual meeting “to allow [the Company] additional time to consider matters that it may want to present to unitholders at the Annual Meeting.”  A true and correct copy of the press release is attached as Exhibit 3.

(c)           Recently, the Company announced that it planned to hold an Annual Meeting of Shareholders on May 14, 2013.  Given the cancellation of the 2012 Annual Meeting and the fact that no shareholder meeting has ever been held, there can be no assurance that the recently noticed meeting will be held.  In that event, the current never-elected-caretaker Director Defendants, who have already avoided any accountability to Affinity’s equity holders for two and one-half years, may extend their unearned tenure indefinitely.  Regardless, the Director Defendants’ poison pill strips Z Capital and at least one other shareholder from even agreeing to cooperate and seek to influence or change the Defendants’ strangle-hold over the Company at the Annual Meeting.  And of course the Bylaws have eliminated the ability of shareholders to call such a meeting themselves.

31.          When they cancelled the 2012 Annual Meeting, Defendant Directors no doubt recognized that if that meeting were held, Z Capital would have been an active and vocal participant and would challenge their conduct.  On April 19, 2012, following a review of the Company’s SEC filed Proxy Statement, which solicited Unitholders’ support for re-election of the directors at the announced 2012 annual meeting, Z Capital wrote to the Directors, raising a series of questions concerning the highly unusual payment of $300,000 in special investment banking fees to Defendant Kornstein.  (A true and correct copy of Z Capital’s April 19, 2012 letter is attached as Exhibit 4.)  On April 23, 2012, the Company responded with its explanation of the payment, which left unanswered questions.  (A true and correct copy of the April 23, 2012 letter is attached as Exhibit 5.)  Less than a week later, on April 30, 2012, the Defendants announced that the 2012 Annual Meeting had been cancelled.

32.          Z Capital’s next communication with the Company was on October 19, 2012, when Z Capital sent a letter to the Directors (the “October 19 Letter”) addressing several important matters:

(a)           First, the letter addressed a petition Z Capital had filed with the Missouri Gaming Commission (the “MGC”), which licenses and regulates Affinity’s operations in that state.  Under Missouri statute, a purchase by any equity holder, or a decrease in the number of outstanding units, that increases the holder’s percentage ownership of the Company above 25% constitutes a “change of control” and requires prior approval by the MGC. Z Capital had entered into an agreement to make a purchase and the Company had indicated it might engage in a stock repurchase, either of which would trigger Missouri’s “change of control” statute.  Z Capital’s petition to the MGC (the “Missouri Petition”) also noted Z Capital’s intent to seek representation on Affinity’s board to permit Z Capital to fully and effectively fulfill its fiduciary duties to its investors, whose funds are invested in Affinity.  Accordingly, Z Capital advised the Directors that “we filed the attached petition before the Missouri Gaming Commission for approval of a ‘change in control,’ as defined in 11 CSR 45-10.040(8), in the event of our acquisition of 25% or more of the ownership interest of the Company. Such change of control may result from our acquisition of additional existing units.  Such change of control may also be triggered through the repurchase of ownership interests by the Company, in the event it exercises its repurchase rights under its lending agreements.  In addition, we filed our petition because we intend to seek representation on the Company’s board to permit us to fulfill our fiduciary duty to our own investors by helping insure that current management has the support, resources and board input necessary to pursue its current strategic plan to maximize the Company’s long term value through organic growth and opportunistic acquisitions.”

(b)           Second, Z Capital made it clear that while the Missouri statute uses the term “change of control,” Z Capital’s present intent was not to take over Affinity but rather to support current management, stating: “We firmly believe that the Company has a very promising future as a standalone gaming operation that should remain an independent, publicly-traded entity for the foreseeable future. We further believe that the best way for the Company to create value for its unitholders, in both the intermediate and longer term, is to continue to pursue its current long-term business plan, emphasizing both growth in its current businesses and the pursuit of opportunistic acquisitions. It is also our view that the Company’s current management team is an outstanding one that should be fully supported by the Board as it follows this strategic plan. Thus, while we intend to seek approval for a technical change of control under Missouri statute, and for

Board representation, it is our present intention to seek to maintain, rather than change, current management’s control of the Company’s operations.”

(c)           Third, Z Capital advised the Directors that “the Colorado Gaming Commission today approved us and a number of associated entities and individuals in conjunction with approval of the Company’s licensing.  With this action, we are now approved by the gaming regulators in Missouri, Iowa and Colorado and have an application pending in Nevada.”

(d)           Lastly, Z Capital reiterated the concerns it had expressed in its April 2012 correspondence with the Company, saying:  “As we look to the Company’s long term future, we would also like to address one additional matter that we have previously communicated about.  As the Company has publicly disclosed, certain members of the Board authorized a special investment banking payment to the Chairman [Kornstein] in connection with the recent asset dispositions, apparently for services allegedly rendered in connection with those transactions.  It is our strong view that (as expressed in our previous communications) the payment of such fees to a Company director creates an obvious, material and inappropriate risk of a conflict of interest, is an extremely poor corporate governance practice and should never have been considered, nor be permitted in the future.”

True and correct copies of the Missouri Petition and of the October 19 Letter referenced above are attached as Exhibits 99.2 and 99.3 to the Schedule 13D filed with the SEC by Z Capital on October 23, 2012, a true and correct copy of which is attached as Exhibit 6.

33.          The Schedule 13D (Exhibit 6 hereto) that Z Capital filed with the SEC on October 23, 2012, followed the filing of the Missouri Petition and correspondence with the Company and was made pursuant to Section 13 of the Securities Exchange Act of 1934.  Beginning in May

2012, when Z Capital made its initial SEC filings with respect to Affinity, it filed Schedule 13G, and amendments thereto, as a passive institutional investor.  However, when Z Capital made its filing on October 23, 201, it filed a Schedule 13D rather than a 13G because it was confirming that it might seek Board representation and thereby take a more active role with respect to the Company.  (See Exhibit 6.)

34.          On November 26, 2012, Z Capital filed an amended Schedule 13D (Amendment No. 1) with the SEC advising that (a) on November 15, 2012 Z Capital entered into an agreement to purchase an additional 823,488 Common Units in Affinity Gaming, LLC (the “November 15 Agreement”) and (b) on November 21, 2012 Z Capital entered into a Unit Purchase Memorandum of Understanding (the “MOU”) providing for the purchase of additional Common Units in the Company, all subject to any necessary approval by state gaming authorities.  A true and correct copy of that Schedule 13D/A is attached as Exhibit 7 and incorporates true and correct copies of the November 15 Agreement and the MOU.  The only state whose gaming regulators needed to pre-approve completion of the purchases reflected in the November 15 Agreement and the MOU was Missouri.  And on January 30, 2013, the Missouri Gaming Commission approved the Missouri Petition.  On December 5, 2012, Z Capital appeared before the Nevada Gaming Control Board and was approved as a beneficial owner of and investor in Affinity.  That same day, the Director Defendants advanced their plan to entrench themselves at Affinity, by appearing before the Nevada Gaming Control Board with respect to an application to convert from an LLC to a corporation, and misleading the Board in the process.  As Affinity well knew, the Operating Agreement permits a change from LLC to corporation without a vote by the Unitholders, but only on one very specific condition — that the Unitholders’ economic and governance rights and privileges be preserved in Affinity’s new corporate incarnation.  Consistent with that, Affinity represented to the Nevada Gaming Control Board that the conversion was just changing the type of company and nothing more.  According to Affinity “It is akin to a name change, in our view.” (A true and correct copy of the pertinent pages of the transcript of the December 5, 2012, Nevada Gaming Control Board hearing is attached as Exhibit 9 8.)  But later events reveal that Defendants’ representation was false.

35.          Following its approval by the Nevada Gaming Control Board, on December 20, 2012, Z Capital appeared before the Nevada Gaming Commission and was approved as a beneficial owner of Affinity.  That very same day, Affinity’s application for approval of its conversion from LLC to corporation was also on the calendar.  Having represented that the conversion was merely a matter of form, not substance, the application was submitted on the Consent Docket and was approved. Within minutes of that approval on December 20, 2012, Affinity filed its Articles of Incorporation and Bylaws with the Nevada Secretary of State .

36.          A review of those documents revealed that Affinity had not been forthright with the Nevada gaming regulators, and had violated the very provision of the Operating Agreement the Defendants relied on to make the purported conversion from LLC to corporation.  Far from being a mere name change, the Articles and Bylaws made clear that the Defendants had undertaken to fundamentally and materially alter and diminish the economic and governance rights of Affinity’s owners.  The new Articles and Bylaws contained surprising and damaging new provisions permitting the Director Defendants to enrich themselves through their diversion of corporate opportunities and self-dealing, to entrench their control over the Company by altering and eliminating crucial voting rights, and to simultaneously violate economic and governance rights by authorizing the creation of a new class of securities with which to block shareholders like Z Capital from acquiring additional shares or selling its holding to another buyer, and to stop shareholders, including Z Capital, from acquiring sufficient ownership, or agreeing with other shareholders, to vote the Director Defendants out, if they ever decided to hold the long-overdue annual meeting.

(a)          A true and correct copy of the Articles of Conversion of Affinity is attached as Exhibit 10 9.

(b)           A true and correct copy of the Articles of Incorporation of Affinity as purportedly adopted on December 20, 2012 (the “Articles”) is attached as Exhibit 11 10.

(c)           A true and correct copy of the Bylaws of Affinity as purportedly adopted on December 20, 2012 (the “Bylaws”) is attached as Exhibit 12 11.

37.          If there was any doubt that the Bylaws’ purported authorization of an entirely new class of equity was done with the intention of entrenching the Director Defendants, that doubt was eliminated the very next day.  Wasting no time in advancing their plan on December 21, 2012, the Directors filed a Form 8-K with the SEC announcing the adoption of a euphemistically-titled “Rights Agreement” — better described by its common name, a “poison pill.”  This unlawful “poison pill” and the invalid alteration in Affinity’s governance documents on which the pill rests would not only prohibit Z Capital from increasing its equity stake in Affinity and obstruct its efforts to seek representation on Affinity’s board of directors, it would, were it allowed to stand, inflict damage to Z Capital’s rights and privileges as an owner of Affinity that are beyond quantification and simple monetary redress.  A true and correct copy of the Rights Agreement is attached as Exhibit 13 12.

38.          On February 5, 2013, Z Capital file an amended Schedule 13D (Amendment No. 2) with the SEC reporting the Nevada Gaming Commission’s approval of Z Capital and that: (a) on January 30, 2013, the Missouri Gaming Commission approved Z Capital’s acquisition of greater than 25% of the outstanding capital stock of Affinity; (b) on January 31, 2013, Z Capital closed its purchase of 212,560 common shares of Affinity pursuant to an agreement entered into on December 11, 2012 and closed its purchase of 10,000 common shares of Affinity pursuant to the MOU; and (c) on February 5, 2013, Z Capital closed its purchase of 823,488 common shares of Affinity pursuant to the November 15 Agreement and closed its purchase of 74,971 common shares of Affinity pursuant to an agreement entered into on November 30, 2012.  Following the closing of those purchases, Z Capital held 30.509 percent of Affinity’s outstanding common shares.  A true and correct copy of that Schedule 13D/A is attached as Exhibit 14 13.  That 13D/A expressly reserved Z Capital’s legal rights to challenge the terms of the purported Corporate Conversion and related actions including adoption of the Rights Agreement.

39.          Although Z Capital vigorously objected to the Director Defendants’ improper actions, and reflected that in filings with the SEC, Z Capital was prepared to explore the possibility that a transaction might be entered into, with the Company’s approval, that would eliminate the need for judicial intervention.  Accordingly, on February 10, 2013, following discussions with Affinity, Z Capital delivered a letter to the Board (the “Proposal Letter”), submitting a non-binding proposal to acquire all of the outstanding common shares of Affinity not already owned by Z Capital for $14.00 per common share, subject to negotiation and execution of definitive documentation with Affinity and certain other conditions as set forth in the Proposal Letter.  On February 11, 2013, Z Capital filed an amended Schedule 13D (Amendment No. 3) with the SEC announcing the delivery of the Proposal Letter.  A true and correct copy of that Schedule 13D/A is attached as Exhibit 15 14 and incorporates a true and correct copy of the Proposal Letter.  That 13D/A again expressly reserved Z Capital’s legal rights to challenge the terms of the purported Corporate Conversion and related actions including adoption of the Rights Agreement.

Unfortunately, the parties were not able to reach a resolution, leaving Z Capital no choice but to commence this action.  FIRST CLAIM FOR RELIEF

(Against all Defendants for Breach of Contract, for Declaratory Judgment and Injunctive Relief)

40.          Z Capital realleges paragraphs 1 through      above.

41.          While the Operating Agreement contemplated the possibility of a conversion of the limited liability company that exited bankruptcy to a corporation, it provided that if any such conversion were to occur, the Members of the Company would receive shares of stock and other rights in connection with the corporate entity “substantially equivalent” to the “economic interest, governance, priority and other rights and privileges” as each Member had in the Company immediately prior to the conversion.

42.          Section 7.15 of the Operating Agreement states:

Reorganization as a Corporation.  At the election of a Majority-in-Interest of Members or the Board of Directors, the Company shall take any and all action reasonably necessary to cause the Company to be reorganized as a corporation or taxed as a corporation (the “Corporate Conversion”), which action may include (i) amendments to the organizational documents of the Company that provide for a conversion of the Company to a corporation in accordance with Nevada Law, (ii) electing to be treated as a corporation for tax purposes, (iii) a merger or consolidation of the Company with or into a corporation or (iv) a transfer of all or substantially all of the assets of the Company to a corporate successor.  In connection with a Corporate Conversion described in clause (i), (iii) or (iv) of the definition of Corporate Conversion, each of the Members shall receive shares (or other equity securities which, in the case of Profit Units, shall be stock, or equity securities that (subject to the satisfaction of any applicable vesting requirements) are convertible into or exercisable or exchangeable for stock) and other rights in connection with such Corporate Conversion (disregarding the tax treatment of such conversion or redemption, if applicable) substantially equivalent to such economic interest, governance, priority and other rights and privileges as such Member has with respect to its Interest prior to such Corporate Conversion and are consistent with the rights and privileges attendant to such Interests as set forth in this Agreement as in effect immediately prior to such Corporate Conversion.  To ensure that such rights and privileges are afforded to such Members in the organizational and other documents of the resulting corporation, Members shall, at the request of the Company, enter into a stockholder or similar agreement with such terms as are necessary and appropriate to reflect, with respect to the shares or other equity interests, if any, issued in connection with a Corporate Conversion, such rights and obligations as are provided for herein with respect to the Interests.  [Emphasis added.]

43.          A review of the Articles and Bylaws adopted by the Directors on December 20, 2012, reveals numerous provisions that substantially damage the economic interest, governance rights, priority and other rights and privileges Z Capital had with respect to its interest in Affinity Gaming, LLC and are materially inconsistent with the rights and privileges attendant to Z Capital’s interest as set forth in the Operating Agreement, agreed to as a basic pre-condition predicate for Affinity’s emergence from bankruptcy and in full force and effect up to the very moment of the supposed Corporate Conversion.  The illegitimate provisions of the Articles and Bylaws include the following, among other things:

(a)           The Articles Damage Shareholder Economics and Good Governance by Attempting to Release the Directors of Their Fiduciary Duties Prohibiting Competition and Usurpation of Corporate Opportunities Imposed by the Operating Agreement and Nevada Law.  Under the Operating Agreement, the Directors — who have clear fiduciary duties to Affinity’s owners — had no right to compete with the Company and no right to divert its corporate opportunities to themselves.  Indeed, such a “right” on the part of directors of a public company is preposterous and appears fundamentally at odds with the Director Defendants’ duty as fiduciaries and with Nevada law. Brushing those considerations aside, and standing basic precepts of fiduciary duty, on their head, the Defendant Directors enacted Section 12.1 of the Articles conferring precisely this unprecedented and improper perquisite on themselves.  Section 12.1 purports to immunize self-dealing by stating that a Director does not have a duty to refrain from competing with the Company, and that a Director will not be liable to the Company or its shareholders for breach of fiduciary duty solely by reason of such competing activities or for not communicating to the Company corporate opportunities which are not presented to the Director in writing solely in his capacity as a Director for the Company.  In view of the recent actions by the Directors as detailed in this Verified Complaint, it is understandable that given Z Capital’s vigorous and public criticism of the extraordinary $300,000 payment to Defendant Kornstein, and as part of the unelected Directors Defendants’ efforts to entrench their control over the Company they would want to release themselves from any liability that might arise from their self-dealing in violation of their fiduciary duties.  But this is completely inconsistent with their duties under the Operating Agreement and is not allowed under Nevada law.  There is no provision in Nevada law for the Articles to renounce a fiduciary duty owed by a director to the stockholders. Article 12.1 purported renouncement of a fiduciary duty is a highly material departure from the Operating Agreement, it violates basic principles of law and corporate governance and is against public policy.

(b)           Under the Articles and Bylaws, Preferred Stock Now Can Be Authorized by the Board of Directors With a Priority Higher than that of the Common Shares and in a Manner that Alters Shareholders’ Percentage Ownership Interest and Disproportionately Adversely Affects a Particular Shareholder Without its Consent.  The Operating Agreement had only one class of units, defined in Section 2.1 as Common Units and Profit Units representing limited liability company interests in the Company. The creation of preferred units would have required the amendment of the Operating Agreement with approval of a Majority-in-Interest of the Members.  Similarly, under Section 7.6 of the Operating Agreement, any issuance of equity equal to or exceeding 20% of the outstanding Units would require approval of a Majority-in-Interest of the Members if that equity was not going to be offered to every Member to “permit such Member to maintain its Percentage Interest in the Company. Further, under Section 12.1 of the Operating Agreement, no amendment was effective without a majority vote if it adversely affected any Member in any material respect and prior consent of each affected Member is required if an amendment disproportionately adversely affected any particular Member.  In contrast, Section 11.3 of the Articles allows the Board of Directors (without shareholder vote) to authorize preferred stock with special rights and priorities that rank ahead of the common shares received in the Corporate Conversion.  On December 20, 2012, simultaneously with the Board’s arrogation to itself of the right to create a special class of stock, it proceeded to create class of a Preferred Stock with special rights and priorities.  Once again , the Director Defendants advanced their plan and immediately used that Preferred Stock as the basis for the poison pill that disproportionately and adversely affects shareholders like Z Capital by eliminating their fundamental and pre-existing right to freely buy and sell Affinity shares, as well as exposing Z Capital to the prospect of having the percentage, value and voting rights of its ownership slashed by almost 85%.

(c)           Special Stockholder Meetings Can Now Only Be Called by the Board of Directors.  Because NRS 78.330(1) provides that directors can be elected at a meeting of the stockholders, and because such meetings provide the most direct forum for shareholder participation in the affairs of the company they own, the right to call special stockholder meetings is particularly important.  Section 7.3 of the Operating Agreement recognizes this vital right by allowing Members holding at least 10% of the outstanding Units to call special meetings.  In contrast, Section 3.3 of the Bylaws completely eliminates this fundamental right and instead places such meetings in the exclusive control of the Directors.  It states:

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called only upon the written request of a majority of the Board of Directors.  Such request shall state the purpose or purposes of the proposed meeting.

This change entrenches the Director Defendants by eliminating shareholders’ basic rights to even seek to have an election in which right to vote on who the directors of their company should be.  This change becomes particularly pernicious when coupled with the poison pill.  Even if the Director Defendants choose to call a meeting, as the Company has announced is supposed to occur on May 14, if Z Capital so much as agrees with another shareholder to cooperate and try to rein in the Director Defendants, Z Capital stands to have its voting rights slashed by some 85%.

(d)           Actions That Once Needed Approval of Members Holding a Majority-in-Interest Now Can Be Done Solely by the Corporation’s Board of Directors.  Under Section 7.6 of the Operating Agreement, certain actions required a Majority-in Interest vote of Members:

In addition to matters that require the approval of the Members pursuant to terms of this Agreement, the following actions by the Company shall require the prior approval of a Majority-in-Interest of Members:

* * *

(b)           Sale of . . .substantially all of the assets of the Company.

(c)           Issuance of Units, or securities convertible into or exercisable for Units. . . .

(d)           Issuance of, or adoption of any equity compensation plan . . . if the number of Units to be issued exceeds 5% of the outstanding Units of the Company. . . .

(e)           Acquisition or disposition of assets with a fair market value in excess of 40% of the Value of the Company. . . .

There is no equivalent right in the new Articles or Bylaws. Now, these actions are solely within the province of the Defendant Directors.

(e)           The Board of Directors Now Has Sole Discretion to Determine Shareholder Suitability.  Under the Operating Agreement, suitability is determined solely by a “Gaming Authority.”  Section 13.10(b) of the Operating Agreement states:

For purposes of this Agreement, an individual shall be qualified to serve as a manager or officer for so long as that individual is determined to be, and continues to be, licensed, qualified and found suitable by all Gaming Authorities having jurisdiction over the Company, or any manager or officer and under all applicable Gaming Laws.

In stark contrast, under Section 10.1(l)(iii) of the Articles, an “Unsuitable Person” now can be anyone found to be “unsuitable” in the sole discretion of the Board of Directors:

(l)”Unsuitable Person” shall mean a Person who . . . (iii) in the sole discretion of the board of directors of the Corporation, is deemed likely to jeopardize the Corporation’s or any Affiliated Company’s application for, receipt of approval for, right to the use of, or entitlement to, any Gaming License.

Through this change, the Defendant Directors have usurped the power of the gaming regulators and have given themselves the unfettered discretion to declare any shareholder not to their liking “unsuitable”.  Such a determination permits the Defendant Directors to force the “unsuitable” shareholder to permit the Company to “redeem” the shareholder’s share — forcing the shareholder to sell its shares to Affinity at a price that the Directors determine is “fair value.”  It is difficult to imagine a more potent weapon for silencing a dissenting shareholder — remain quiet or face the prospect of being labeled “unsuitable” and forced to sell at a price determined by the Defendants.

(f)            The Articles Impermissibly Allow the Board of Directors to Limit Shareholder Review of Books and Records.  Under Section 6.1 of the Operating Agreement, the books and records must be open to inspection by Members during normal business hours upon reasonable advanced notice to the Company.  The Operating Agreement recognizes that the Affinity’s equity holders are its owners and should be able to see how the business they own is being conducted and is performing.  In contrast, Section 1.4 of the Articles eviscerates this right, stating:

The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Nevada, including the Act, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

(g)           Amendments to Bylaws Are Now Controlled by the Board of Directors While Under the Operating Agreement Amendments Were Controlled by the Members.  Prior to the Corporate Conversion, the relationship between the Directors and Affinity’s Members was governed by the Operating Agreement, which reflected that the Directors power was bounded by a regard for the interests of Affinity’s owners and in many instances directly subject to the control of those owners.  Following the Corporate Conversion, the relationship will be governed largely by the Bylaws.  Under Section 12.1 of the Operating Agreement, amendments required the approval of a Majority-in-Interest of Members unless they were: (1) inconsequential; (2) for the purpose of issuing additional units; (3) necessary to maintain status as a partnership; (4) necessary for tax purposes; (5) contemplated by the Operating Agreement; (6) for purposes of admitting Profit Members; (7) necessary to comply with gaming law; or (8) necessary or appropriate in connection with a Corporate Conversion.  Further, such amendments were permitted only if they did not “adversely affect the right of any Member in any material respect.”  Now, the Director Defendants have eviscerated this protection and granted themselves the complete power to alter, amend or repeal any and all provisions governing the director/shareholder relationship.  Article VII of the Bylaws states: “Bylaws may be altered, amended or repealed or new bylaws may be adopted by a vote of the majority of the Board of Directors.”

44.          The explicit language set forth in Section 7.15 of the Operating Agreement,

guaranteeing the Members rights, in the event of a conversion from an LLC to a corporation, “substantially equivalent to such economic interest, governance, priority and other rights and privileges as such Member had with respect to its Interests prior to such Corporate Conversion” was not legal boilerplate or casually adopted.  It was an essential element of the carefully and closely negotiated bargain — embodied in the Operating Agreement — which allowed Affinity Gaming, LLC to exit bankruptcy and avoid further supervision by the Bankruptcy Court.  Needless to say, there is no way that creditors who were given equity interests in exchange for debt interest in the bankrupt entity (including Z Capital) would have permitted a transitional, caretaker-board of directors, or any other group of unelected decision makers, to deprive the Company’s owners of the legal rights that they had specifically bargained for in the Operating Agreement.

45.          Z Capital has performed all the material conditions, covenants and promises required of it in accordance with the terms and conditions of the Operating Agreement.

46.          Defendants have failed and refused to honor their promises and obligations under the Operating Agreement, both express and implied (including the covenant of good faith and fair dealing), and are in material breach thereof.

47.          As a direct and proximate result of Defendants’ breach of the Operating Agreement, Z Capital has been damaged in an amount in excess of $10,000, plus costs, disbursements and interest in an amount to be determined at trial.

48.          The Defendants’ unauthorized actions as described above have deprived Plaintiffs of their rights as members/shareholders of Affinity and have interfered with the performance of Plaintiffs’ fiduciary duty to their institutional investors, thereby causing Plaintiffs to sustain and continue to sustain irreparable injury..  Plaintiffs have no adequate remedy at law.  Accordingly, Plaintiffs are entitled to a judgment declaring that the Corporate Conversion is a nullity, declaring that Affinity continues in existence as a limited liability company governed by its Operating Agreement dated as of December 31, 2010, and enjoining all actions (or refusals to act) by Defendants that are inconsistent therewith, or in the alternative directing Defendants to amend the Articles and Bylaws in such manner as to restore the economic and governance rights and privileges that have been abridged, and further requiring Defendants to act in accordance with the Articles and Bylaws as so amended.

49.          It has become necessary for Z Capital to retain the services of attorneys in this matter and it is entitled to be reimbursed for its attorneys’ fees and costs incurred as a result.

SECOND CLAIM FOR RELIEF

(Against all Defendants for Declaratory Judgment and Injunctive Relief)

50.          Z Capital realleges paragraphs 1 through      above.

51.          The Rights Agreement disenfranchises Affinity’s shareholders/members by, among other things: (a) impairing their rights and ability to acquire additional interests in the Company and impairing their rights and ability to sell their interests to others; (b) depriving shareholders/members, in certain circumstances, from exercising their full voting rights and impermissibly diluting the votes of affected shareholders/members; (c) providing for the issuance of units or shares, or securities convertible into or exercisable for units or shares, without the prior approval of the Majority-in-Interest of the shareholders/members as guaranteed by the Section 7.6(c) of the Operating Agreement; (d) disproportionately decreasing the interest of certain shareholders/members in violation of Section 12.1 of the Operating Agreement; and (e) impairing the value of certain shareholders/members’ interests in the Company.

52.          The Rights Agreement was wrongfully adopted by Defendants in violation of the Operating Agreement, in violation of their fiduciary and statutory duties, without compelling justification, and for the purpose, and with the effect, of impermissibly entrenching Defendants as members of the Board of Directors.

53.          Plaintiffs will suffer irreparable injury if the Rights Agreement is enforced and they have no adequate remedy at law.

54.          Plaintiffs are entitled to a judgment declaring that the Rights Agreement is void and unenforceable and an injunction enjoining any attempts to enforce it.

THIRD CLAIM FOR RELIEF

(Against the Director Defendants for Tortious Breach of the Implied Covenant of Good Faith and Fair Dealing)

55.          Z Capital realleges paragraphs 1 through      above.

56.          Implied in every contract in Nevada, including the Operating Agreement, is a covenant of good faith and fair dealing which forbids arbitrary, unfair acts by one party that disadvantage the other.  The implied covenant exists to prevent one contracting party from unfairly frustrating the other party’s right to receive the benefits of the agreement actually made.  The actions of the Director Defendants detailed above constitute a breach of the covenant of good faith and fair dealing.

57.          A special and/or fiduciary relationship exists between Z Capital as a member/shareholder of the Company and the Director Defendants as directors of the Company.  From the Company’s inception, Z Capital reposed a special confidence in the Director Defendants to act loyally and in the best interests of the Company and all of its members/shareholders.  In equity and good conscience, as well as pursuant to the express terms of the Operating Agreement (Sec. 8.11) and Nevada law (NRS 78.138), the Director Defendants were and are bound to act in good faith and with due regard to the interests of Z Capital and the other members/shareholders of the Company.  The Director Defendants had knowledge of the confidence reposed in them by Z Capital and the other members/shareholders of the Company.

58.          Z Capital has performed all the material conditions, covenants and promises required of it in accordance with the terms and conditions of the Operating Agreement.

59.                               Z Capital had a reasonable and justified expectation under the Operating Agreement that the Director Defendants would give their complete and sincere loyalty to the Company and its members/shareholders and would not engage in self-dealing or take actions that would materially impair the economic interest and governance rights of Z Capital under the Operating Agreement.  Contrary to Z Capital’s reasonable and justified expectations, in breach of the covenant of good faith and fair dealing, the Director Defendants have refused to give their complete and sincere loyalty to the Company and its members/shareholders, have engaged in self-dealing and have taken actions that have materially impaired the economic interest and governance rights of Z Capital under the Operating Agreement.

60.                               As a direct and proximate result of Director Defendants’ tortious breach of the implied covenant of good faith and fair dealing, Z Capital has been damaged in an amount in excess of $10,000, plus costs, disbursements and interest in an amount to be determined at trial.

61.                               The actions of the Director Defendants involved intentional misconduct, fraud or a knowing violation of law and were sufficiently fraudulent, malicious, and/or oppressive under NRS 42.005 to warrant an award of punitive damages.

62.                               It has become necessary for Z Capital to retain the services of attorneys in this matter and it is entitled to be reimbursed for its attorneys’ fees and costs incurred as a result.

FOURTH CLAIM FOR RELIEF

(Derivative Claim Against Director Defendants on Behalf of

Affinity for Breach of Fiduciary Duty)

63.                               Z Capital realleges paragraphs 1 through      above.

64.                               Z Capital asserts this Fourth Claim for Relief for Breach of Fiduciary Duty for and on behalf of Defendant Affinity pursuant to NRCP 23.1.

65.                               By reason of their position as directors of the Company and because of their ability to control the business and affairs of the Company, the Director Defendants owed to the Company and its equity holders the fiduciary obligations of good faith, trust, loyalty, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner.  The Director Defendants were and are required to act in furtherance of the best interests of the Company and its equity holders so as to benefit all equity holders equally and not in furtherance of their personal interest or benefit.  Each director of the Company owes to the Company and its equity holders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

66.                               The Director Defendants, because of their position of control and authority as directors of the Company, were able to and did, directly or indirectly, exercise control over the wrongful acts set out in this Verified Complaint.

67.                               The Director Defendants’ misconduct alleged herein constituted an abuse of their ability to control and influence the Company, for which they are legally responsible.

68.                               In taking the actions and approving the transactions described in this Verified Complaint, the Director Defendants breached their fiduciary obligations to the Company and failed to exercise reasonable care and judgment in managing and overseeing the affairs of the Company.

69.                               Z Capital was an equityholder in the Company as a member or shareholder at the time of the actions and transactions complained of herein and remains so today.

70.                               As the Director Defendants include the entire Board of Directors of the Company and are in collusion with each other, demand upon the Board of Directors of the Company to take action against the Director Defendants to recover the damages they have caused the Company to suffer would be futile.

71.                               As the direct and proximate result of the actions taken and the transactions approved by the Director Defendants as described in this Verified Complaint, the Company has suffered damages in excess of $10,000.

72.                               The actions of the Director Defendants involved intentional misconduct, fraud or a knowing violation of law and were sufficiently fraudulent, malicious, and/or oppressive under NRS 42.005 to warrant an award of punitive damages.

73.                               It has become necessary for Z Capital to retain the services of attorneys in this matter and it is entitled to be reimbursed for its attorneys’ fees and costs incurred as a result.

WHEREFORE, Plaintiffs pray for the following relief:

For a judgment (1) declaring nunc pro tunc that the conversion of Affinity Gaming, LLC from a limited liability company to a corporation was ineffective and void ab initio and that Affinity Gaming, LLC remains in existence as a Nevada limited liability company governed by its Operating Agreement dated as of December 31, 2010; (2) striking and invalidating, and enjoining the recognition or enforcement of, (a) the Agreement and Plan of Conversion of Affinity Gaming, LLC, filed with the Nevada Secretary of State on or about December 20, 2012; (b) the Articles of Conversion of Affinity Gaming, LLC and Affinity Gaming filed with the Nevada Secretary of State on or about December 20, 2012; (c) the Articles of Incorporation of Affinity Gaming filed with the Nevada Secretary of State on or about December 20, 2012; (d) the By-Laws of Affinity Gaming adopted on or about December 20, 2012; and (3) enjoining Defendants from taking any action inconsistent with the Operating Agreement and from refusing to take any action required by the Operating Agreement;

For a judgment declaring the Rights Agreement dated as of December 21, 2012, to be void ab initio and enjoining any enforcement or implementation thereof;

For general damages in favor of Z Capital in excess of $10,000, plus interest;

For special and consequential damages in favor of Z Capital in excess of $10,000, plus interest;

For punitive damages in favor of Z Capital in excess of $10,000, plus interest;

For Z Capital’s attorneys’ fees and costs incurred herein, plus interest; and

For such other and further relief as to the Court seems just.

DATED this 5th day of March 2013.	Respectfully submitted,

LIONEL SAWYER & COLLINS

	By:	/s/ Charles H. McCrea, Jr.
Charles H. McCrea, Jr. (SBN #104)
Lynda S. Mabry (SBN #106)

Attorneys for Plaintiffs

VERIFICATION

JAMES J. ZENNI, being first duly sworn, deposes and states that I am the President of Z CAPITAL PARTNERS, L.L.C., which controls the managing member of Z CAPITAL SPECIAL SITUATIONS HOLDINGS I, L.L.C., Z CAPITAL SPECIAL SITUATIONS HOLDINGS II, L.L.C., and is the manager of Z CAPITAL HG, L.L.C. and Z CAPITAL HG-C, L.L.C.. I have read the foregoing VERIFIED COMPLAINT and know the contents thereof; and that the same is true and correct to the best of my knowledge, except as to those matters stated on information and belief, and as to such matters, I believe the same to be true.

I declare under penalty of perjury under the laws of the State of Nevada that the foregoing is true and correct.

DATED: March 1, 2013.

/s/ James J. Zenni
JAMES J. ZENNI

Index to Verified Complaint Exhibits

1	12/31/10 Herbst Gaming LLC Operating Agreement

2	Schedule 14A for 5/11/12 Meeting

3	4/30/12 Affinity Gaming Press Release

4	Z Cap 4/19/12 letter

5	Z Cap 4/23/12 letter

6	10/23/12 Exhibit 99.2 and 99.3 to Schedule 13D filed by Z Cap with the SEC

7	11/26/12 Z Cap Schedule 13D/A

8	12/5/12 Nevada Gaming Control Board transcript excerpts

9	12/20/12 Articles of Conversion of Affinity Gaming, LLC

10	12/20/12 Articles of Incorporation of Affinity Gaming

11	12/20/12 Bylaws of Affinity Gaming

12	12/21/12 Affinity Certificate of Designation of Series A Preferred Stock & Rights Agreement

13	2/5/13 Schedule D/A

14	2/11/13 Schedule D/A